CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, B.C. V6E 2V1

Tel: (604) 687-2038
Fax: (604) 687-3141
E-mail: crosslak@intergate.ca

04036634

82-2636

August 18, 2004

BY SEDAR

B.C. Securities Commission
9th Floor - 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 5th Avenue S.W.
Calgary, AB
T2P 3C4

Ontario Securities Commission
Suite 800, Box 55
20 Queen Street West
Toronto, ON
M5H 3S8

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 30 2004 WASH, D.C. 185 SECTION

Dear Sirs:

Re: **Cross Lake Minerals Ltd. (the "Company") – Mailing of Interim Financial Statements and MD&A for the six month period ended June 30, 2004**

We confirm that on August 18, 2004 the above material was issued by the subject company and forwarded by mail to shareholders on the Company's supplementary mailing list.

Yours truly,

CROSS LAKE MINERALS LTD.

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Gordon Keevil
President

cc: *Toronto Stock Exchange*
Securities and Exchange Commission – Washington
DuMoulin Black – Pat Sandberg
Jones Richards & Company – Greg Edge
Computershare Trust Company of Canada – Bernadette Villarica

dle 9/1

CROSS LAKE MINERALS LTD.

Interim Financial Statements for the Six Months Ended June 30, 2004

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, B.C. V6E 2V1

Tel: (604) 687
Fax: (604) 687-31
E-mail: crosslak@intergate.ca

August 18, 2004

BY SEDAR

NOTICE TO READER

To the Shareholders of
Cross Lake Minerals Ltd.

The attached financial statements have been prepared by Management of Cross Lake Minerals Ltd. and have not been reviewed by the auditor of Cross Lake Minerals Ltd.

Yours truly,

CROSS LAKE MINERALS LTD.

Gordon Keevil
President

CROSS LAKE MINERALS LTD
BALANCE SHEET
June 30, 2004 and December 31, 2003
(Unaudited)

ASSETS

	Jun 30 2004	Dec 31 2003
Current Assets		
Cash and cash equivalents	$ 442,794	$ 947,607
Accounts receivable	-	2,798
Goods and services tax recoverable	31,502	48,102
Temporary investment	-	200,000
Prepaid expenses	-	9,572
	474,296	1,208,079
Property, Plant and Equipment	42,165	40,921
Mineral Properties, including deferred costs (Note 3)	9,947,246	9,100,986
	$ 10,463,707	10,349,986

LIABILITIES

	Jun 30 2004	Dec 31 2003
Current Liabilities		
Accounts payable and accrued liabilities	$ 58,472	$ 231,945
Taxes payable	6,249	42,767
	64,721	274,712
Note Payable (Note 4)	300,000	-

SHAREHOLDERS' EQUITY

	Jun 30 2004	Dec 31 2003
Share Capital (Note 5 & 6)	17,607,464	17,299,156
Contributed Surplus	342,306	136,314
Deficit	(7,831,784)	(7,341,196)
	10,117,986	10,094,274
Cost of shares held by the Company	(19,000)	(19,000)
	10,098,986	10,075,274
	$ 10,463,707	$ 10,349,986

Gordon Keevil, President

Donald R. Sheldon, Director

CROSS LAKE MINERALS LTD
STATEMENT OF OPERATIONS AND DEFICIT
For The Six Months Ending June 30, 2004 and 2003
(Unaudited)

	3 months Ended Jun 30 2004	6 months Ended Jun 30 2004	3 months Ended Jun 30 2003	6 months Ended Jun 30 2003
REVENUES				
Interest	$ 275	$ 2,586	$ 1,025	$ 2,218
Management fees	-	-	14,995	31,595
	275	2,586	16,020	33,813
ADMINISTRATION COSTS				
Amortization	2,298	4,596	2,348	4,695
Consulting fees	37,905	72,905	3,733	4,242
Insurance	14,487	19,104	3,257	6,917
Management fees	7,500	15,000	-	-
Office and miscellaneous	27,715	39,807	1,122	5,239
Professional fees	33,597	59,846	4,117	5,677
Rent	8,250	16,500	4,910	9,369
Shareholder communications	7,878	9,645	7,488	11,767
Transfer agent and filing fees	12,181	35,395	19,609	22,954
Travel and conferences	4,482	14,384	-	-
Wages and fees	-	-	35,680	66,241
	156,293	287,182	82,264	137,101
LOSS BEFORE OTHER ITEMS	156,018	284,596	66,244	103,288
OTHER ITEMS:				
Stock-based compensation	205,992	205,992	-	-
NET LOSS FOR THE PERIOD	362,010	490,588	66,244	103,288
DEFICIT, AT BEGINNING OF PERIOD	7,469,774	7,341,196	6,999,825	6,962,781
DEFICIT, AT END OF PERIOD	$ 7,831,784	$ 7,831,784	$ 7,066,069	$ 7,066,069
Loss per Share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

CROSS LAKE MINERALS LTD
STATEMENT OF CASH FLOWS
For The Six Months Ending June 30, 2004 and 2003
(Unaudited)

	3 months Ended Jun 30 2004	6 months Ended Jun 30 2004	3 months Ended Jun 30 2003	6 months Ended Jun 30 2003
Cash provided by (used for)				
OPERATING ACTIVITIES				
Net loss for the period	$ (362,010)	$ (490,588)	$ (66,244)	$ (103,288)
Adjustments:				
Amortization	2,298	4,596	2,348	4,695
Stock-based compensation	205,992	205,992	-	-
	(153,720)	(280,000)	(63,896)	(98,593)
Changes in non-cash working capital items:				
Accounts receivable	(11,000)	19,398	(2,605)	13,416
Prepaid expenses	4,059	9,572	5,353	3,428
Accounts payable and accrued liabilities	(8,215)	(209,991)	(9,010)	(11,869)
	(168,876)	(461,021)	(70,158)	(93,618)
FINANCING ACTIVITIES				
Issue of shares	224,933	308,308	-	-
Note payable	300,000	300,000	-	-
Temporary investment	-	200,000	-	-
	524,933	808,308	-	-
INVESTING ACTIVITIES				
Acquisition costs of property, plant and equipment	(1,267)	(5,840)	-	-
Acquisition costs of mineral properties	(64,701)	(68,529)	-	-
Deferred exploration and development costs	(697,941)	(777,731)	(3,867)	(21,562)
	(763,909)	(852,100)	(3,867)	(21,562)
INCREASE (DECREASE) IN CASH	(407,852)	(504,813)	(74,025)	(115,180)
CASH, beginning of the period	850,646	947,607	234,108	275,263
CASH, end of period	$ 442,794	$ 442,794	$ 160,083	$ 160,083

CROSS LAKE MINERALS LTD
SCHEDULE OF DEFERRED EXPLORATION COSTS
June 30, 2004 and December 31, 2003
(Unaudited)

	Jun 30 2004	May 31 2003
EXPLORATION COSTS:		
Assays	36,567	118
Drafting	979	1,557
Drilling	179,287	-
Equipment and supplies	28,556	-
Field office	5,669	39,640
Geological and geophysical	115,290	4,401
Other labour	23,352	-
Recording fees	59,782	2,710
Reclamation bond	300,000	-
Transportation	13,294	-
Travel and accommodations	14,955	2,111
	777,731	50,537
Balance, beginning of year	5,053,604	5,003,067
Balance, end of year	$ 5,831,335	$ 5,053,604

CROSS LAKE MINERALS LTD
NOTES TO FINANCIAL STATEMENTS
For The Six Months Ending June 30, 2004 and 2003
(Unaudited)

1. Nature of Operations

Cross Lake Minerals Ltd. ("the Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

2. Accounting Policies

These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements dated December 31, 2003. The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods have not changed.

3. Mineral Properties

	Balance Beginning of Period	Acquisition Costs	Deferred Exploration	Balance End of Period
QR Property	$ 3,420,537	$ 50,000	$ 726,807	$ 4,197,344
Cariboo Property	270,075	1,452	15,163	286,690
Cantin Creek Property	103,283	12,000	9,479	124,762
Kneb Property	6,548	-	180	6,728
Ghost Property	8,151	-	-	8,151
Swannell Property	125,314	2,700	740	128,754
Myoff Creek Property	82,950	-	80	83,030
Ingenika Property	60,415	-	640	61,055
End Lake Property	41,136	-	-	41,136
Wasi Creek Property	30,886	-	580	31,466
LJ Property	22,416	-	23,168	45,584
Sheraton-Timmins Property	4,556,778	-	561	4,557,339
Night Hawk Lake Property	314,714	2,377	333	317,424
Currie Bowman Property	57,783	-	-	57,783
	$ 9,100,986	$ 68,529	$ 777,731	$ 9,947,246

Subsequent to December 31, 2003, the Company completed the acquisition of a 100% interest in the QR Mine from Kinross Gold Corporation.

The Company has entered into an option agreement to acquire up to a 70% interest in the Ruddock Creek Property. The property consists of 61 claims totaling 74 units, covering an area of 1,850 hectares and is located in the Kamloops and Revelstoke Mining Divisions. The Company must spend up to $3 million and issue up to 900,000 shares over four years to earn a 60% interest and has the option to increase its interest to 70% by spending the next $1.75 million. Upon regulatory approval, the Company will make an initial cash payment of $10,000 and issue 150,000 shares.

CROSS LAKE MINERALS LTD
NOTES TO FINANCIAL STATEMENTS
For The Six Months Ending June 30, 2004 and 2003
(Unaudited)

4. Note Payable

The Company established a $300,000 reclamation bond for the QR Mine. This bond was funded by the previous owner. The note is non-interest bearing and the total outstanding principal is due and payable by April 8, 2008. Payment terms require that 10% of the net operating profits from the QR Property, to be paid quarterly upon commencement of commercial production. Any amount unpaid at the Maturity Date, will be repaid in full in cash or shares, or a combination thereof, at Cross Lake's option.

5. Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at Beginning of Period	79,726,545	17,299,156	37,768,493	12,530,881
Issued During the Period for:				
Options	350,000	26,250	-	-
Property	517,581	64,700	45,000	2,700
Warrants	2,758,104	217,358	-	-
Transfer Agent adjustment	1	-	-	-
Balance at End of Period	83,352,231	17,607,464	37,813,493	12,533,581

6. Subsequent Events

The Company completed a private placement of 3,000,000 flow through ("FT") units at a price of $0.15 each for proceeds of $450,000. Each FT unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share for $0.30 until August 3, 2005.

The Agent was paid a commission consisting of 7.5% cash of the gross proceeds raised and share purchase warrants (the "Agent's Warrants") to acquire that number of common shares as is equal to 10% of the number of FT units sold. Each Agent's Warrant entitles the Agent to acquire one common share for $0.30 until August 3, 2005.

CROSS LAKE MINERALS LTD.

Management Discussion & Analysis for the Six Months Ended June 30, 2004

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2004

AUGUST 18, 2004

OVERALL PERFORMANCE

Cross Lake Minerals Ltd. ("Cross Lake" or the "Corporation") does not have any operations and is currently an exploration company with projects in British Columbia and Ontario. It currently has a sufficient working capital position to continue exploration of its properties and the evaluation of the QR Mine Property. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

As a result of the acquisition of Gold Giant Ventures Inc. ("Gold Giant") in December 2003, the Corporation has increased its direct management and operational obligations. This has, and will result in an increase in administrative and direct property expenditures which are reflected in the statements. As a result of this acquisition however, the working capital of the Corporation was increased to reflect these new responsibilities and financial obligations. Subject to the results of ongoing exploration and development activities, the Corporation will need additional capital to continue these exploration and development programs. Again, in addition to the results of ongoing programs, general trends in the overall conditions of the mining industry and the investment climate will largely dictate the Corporation's ability to continue to raise this capital.

OUR BUSINESS

During the second quarter of 2004, Cross Lake was active on several properties. Exploration, including diamond drilling, geological and engineering studies continued on the QR Property as the Corporation continues to work towards its goal of recommencing mining operations. In addition exploration was conducted on the Wasi River and LJ Zinc-Lead-Silver Properties. As a result of the option agreement entered into during the quarter on the Ruddock Creek Property, the Corporation has completed a detailed review of the technical data in anticipation of the proposed diamond drilling program. The Corporation will continue to evaluate new properties and work to advance its exploration property portfolio.

SELECTED ANNUAL INFORMATION

This discussion should be read in conjunction with the Corporation's annual audited financial statements dated December 31, 2003, which are incorporated by reference to this discussion.

The following table sets forth selected audited financial information of Cross Lake for the last three completed financial years:

	FISCAL YEARS ENDED		
	December 31, 2003	December 31, 2002	December 31, 2001
Net Income (Loss)	($348,415)	($235,400)	($493,909)
Loss Per Share	($0.01)	($0.01)	($0.01)
Total Assets	$10,349,986	$5,598,000	$5,637,000

The 2003 Net Loss increased in 2003 compared to 2002 as a result of increased professional fees and filing fees paid to complete the Plan of Arrangement. The 2002 and 2001 administration costs are fairly constant. The higher Net Loss in 2001 is a result of the write-off of mineral properties in the year.

RESULTS OF OPERATIONS

For quarter ended June 30, 2004 compared to quarter ended June 30, 2003

Net loss for the quarter totalled $362,010 (or $0.01 per share), versus net loss of $66,244 (or $0.01 per share) in 2003. Revenues have decreased as management fees on certain field operations are no longer being charged.

Administration costs rose by $89,000 as a result of the acquisition of Gold Giant Ventures Inc. Higher professional fees, transfer agent and filing fees are related to this acquisition. The increased consulting fees include the investor relations' contract of $5,000 per month.

The operational statements for the period ended June 30, 2004 are not necessarily directly comparable to June 30, 2003 as the 2004 amounts reflect the combined operations of Cross Lake and Gold Giant.

The following table sets forth the Corporation's use of proceeds as disclosed under its brokered private placement of 2,400,000 flow-through shares at a price of $0.20 per share, completed in December, 2003:

Item	**Use of Proceeds Under Private Placement**	**Use of Proceeds Actual To June 30, 2004**
Property Exploration and Development on QR, Cariboo & Cantin Creek	$480,000	$202,362
Total:	$480,000	$202,362

The balance of the $480,000 is in a term deposit and will be spent on the upcoming exploration programs on the QR, Cariboo and Cantin Creek properties.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	March 31, 2004	**December 31, 2003**	**September 30, 2003**	**June 30, 2003**
(Loss)	($128,578)	($212,000)	($34,000)	($66,000)
(Loss) Per Share	($0.01)	($0.01)	($0.01)	($0.01)
	March 31, 2003	**December 31, 2002**	**September 30, 2002**	**June 30, 2002**
(Loss)	($37,000)	($27,000)	($62,000)	($70,000)
(Loss) Per Share	($0.01)	($0.01)	($0.01)	($0.01)

Administration costs were slightly lower in the first three quarters of 2003, than in 2002, and management fees were higher for the entire year as a result of managing the QR Project. The Net Loss in the fourth quarter of 2003 increased as a result of increased professional fees and filing fees paid to complete the Plan of Arrangement.

LIQUIDITY

During the period, cash resources decreased by $504,813. The Corporation raised $243,608 from exercise of options and warrants and $200,000 of the temporary investment became current. Cash flow from operations before working capital changes totalled ($280,000), versus ($98,593) in 2003. Completing the Plan of Arrangement and combining costs with Gold Giant were responsible for the increased expenditure on operations. The Corporation has $380,000 in term deposits as a result of the funds raised in the equity markets in 2003. There can be no assurance that such favourable market conditions will continue or that the Corporation will be able to access the equity markets in the future on such favourable conditions.

Investing activities consumed $763,909 of cash during the quarter. Mineral property acquisition costs of $64,701 and deferred exploration costs of $697,941 were spent largely on the QR, Cariboo, and Cantin Creek properties in B.C.

Working capital items were reduced by $461,021 leaving only $64,000 of liabilities on the balance sheet at the quarter-end. Shareholders' equity stood at $10,098,986 at June 30, 2004, up from $5,467,512 at the end of June 2003, primarily due to the increase of shares under the Plan of Arrangement. Working capital totalled $409,575 at June 30, 2004, up from $177,863 at the end of June 2003.

The Corporation has sufficient working capital to continue exploration of its properties and the evaluation of the QR Mine in 2004. General market conditions and the price of precious and base metals will have an impact on its ability to raise financing in the future to continue developing its properties.

CAPITAL RESOURCES

Cross Lake relies on the issuance of share capital to raise capital. There can be no assurance, however, that Cross Lake will be able to obtain required financing in the future on acceptable terms.

Cross Lake completed one financing in 2003 which netted the Corporation $480,000. There were no financings for the quarter ended June 30, 2004.

In August 2004, the Corporation completed a private placement, through Canaccord Capital Corporation (the "Agent"), to Cordilleran 2004 Resources Limited Partnership, of 3,000,000 Flow-through Units at a price of $0.15 per Flow-through Unit. Each Flow-through Unit consists of one Flow-through share and one-half of one Non Flow-through share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share of the Company on or before August 3, 2005 at a price of $0.30 per common share.

The Agent was paid a commission consisting of 7.5% cash of the gross proceeds raised and share purchase warrants (the "Agent's Warrants") to acquire that number of common shares as is equal to 10% of the number of Flow-through Units sold pursuant to this private placement. Each Agent's Warrant entitles the Agent to acquire one common share of the Company on or before August 3, 2005 at a price of $0.30 per common share. The proceeds of the financing will be used to continue exploration on the Company's exploration properties in British Columbia.

TRANSACTIONS WITH RELATED PARTIES

Pursuant to a Management Agreement with the Corporation, management fees, bookkeeping and administrative services totalling $60,000 are paid annually to a corporation owned by Donald R. Sheldon, a director and officer of the Corporation. During the quarter, the Corporation paid $15,000.

In February 2004, the Board of Directors ratified, subject to all necessary approvals, an increase in the annual granting of stock options to each of the Directors for services rendered to the Corporation from 25,000 to 50,000 stock options.

During the six month period, the Corporation paid an aggregate of $73,600 for consulting fees to Copperstar Management Ltd., Sikanni Mine Development Ltd. (companies owned or controlled by Gordon Keevil and Jim Miller-Tait, respectively) and Debra Watkins. Mr. Keevil is the President and a director of the Corporation. Mr. Jim Miller-Tait is Vice President - Exploration and Mrs. Watkins is Corporate Secretary of the Corporation.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The interim financial statements for the quarter ended June 30, 2004, have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods remain consistent with the previous period.

SHARE DATA

The authorized capital of the Corporation consists of 100,000,000 common shares of which 86,302,231 were issued and outstanding as of the date of this discussion. The Corporation received shareholder approval at its Annual and Special General Meeting held on May 11, 2004 to increase its authorized to an unlimited number of common shares. The Corporation will now proceed to effect the change.

Pursuant to the Corporation's Stock Option Plan, up to 6,000,000 Cross Lake Shares may be issued. To date, 5,996,000 options have been granted thereunder, of which 5,646,000 remain exercisable. An additional 850,000 stock options were issued prior to the implementation of the Plan in June 1998 and remain exercisable.

The following table sets out all the outstanding share purchase warrants (total of 13,927,768) in Cross Lake:

Number of Cross Lake Warrants to Purchase Common Shares	Exercise Price	Expiry Date
5,527,734	$0.10	October 21, 2004
360,036	$0.075	October 31, 2004
800,000	$0.12	November 28, 2004
5,199,998	$0.15	November 28, 2004
240,000	$0.20	December 31, 2004
1,800,000	$0.30	August 3, 2005

Cross Lake has no performance shares or escrow shares.

OTHER

Additional information relating to the Corporation's operations and activities can be found by visiting the Corporation's website as www.crosslakeminerals.com and by accessing the Corporation's Annual Information Form filed on SEDAR at www.sedar.com on May 9, 2003.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, BC V6E 2V1
Tel: (604) 687-2038 Fax: (604) 687-3141
E-mail: crosslak@intergate.ca / Web Site: www.crosslakeminerals.com

CORPORATE INFORMATION

DIRECTORS

Henry G. Ewanchuk, *Vancouver, BC*

J. Brian Kynoch, *Vancouver, BC*

Gordon A. Keevil, *West Vancouver, BC*

Donald R. Sheldon, *West Vancouver, BC*

Emmet A. McGrath, *Burnaby, BC*

OFFICERS

Donald R. Sheldon
Chairman & Director

Gordon A. Keevil
President & Director

Carmon Currie
Chief Financial Officer

Jim Miller-Tait
Vice President, Exploration

Debra Watkins
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
VanCity Savings Credit Union
898 West Pender Street
Vancouver, BC
V6C 1J8

Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
Jones Richards & Company
900 – 1200 Burrard Street
Vancouver, BC
V6Z 2C7

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (July 31, 2004):

Authorized	100,000,000
Issued & Outstanding	86,302,231